SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

_________________

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):
[x]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934. [NO FEE REQUIRED]

For the fiscal year ended December 31, 2004

OR

[_]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from ______________ to _______________

Commission file number         000-25927

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below: Macatawa Bank 401(k) Plan

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

MACATAWA BANK CORPORATION
10753 Macatawa Drive
Holland, Michigan 49424

MACATAWA BANK
401(k) PLAN

TABLE OF CONTENTS

PAGE
Report of Independent Registered Public Accounting Firm	1
Financial Statements for the Years Ended December 31, 2004 and 2003
Statements of Net Assets Available for Benefits	2
Statements of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4-7
Supplementary Information for the Year Ended December 31, 2004
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)	8

REPORT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM

May 25, 2005

Plan Administrator
Macatawa Bank 401(k) Plan
Holland, Michigan

We have audited the accompanying statement of net assets available for benefits of the Macatawa Bank 401(k) Plan (the “Plan”) as of December 31, 2004, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Macatawa Bank 401(k) Plan as of December 31, 2003, and for the year then ended, were audited by other auditors whose report dated May 4, 2004, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2004 financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The December 31, 2004 supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2004 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2004 financial statements as a whole.

/s/ Rehmann Robson

5800 Gratiot • Suite 201 • P.O. Box 2025 • Saginaw, MI 48605 • 989.799.9580 • Fax 989.799.0227 • www.rehmann.com

MACATAWA BANK
401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31

ASSETS	2004	2003

Investments, at fair value
Mutual funds	$9,094,990	$6,791,622
Common stock	689,747	201,633
Participant loans	6,910	10,682

Total investments	9,791,647	7,003,937

Cash	11,735	11,294

Receivables
Employer contribution	7,271	6,907
Dividend receivable	2,698	24,544

Total receivables	9,969	31,451

Total assets (equal to net assets available for benefits)	$9,813,351	$7,046,682

The accompanying notes are an integral part of these financial statements.

MACATAWA BANK
401(k) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended December 31

	2004	2003

Additions to net assets attributed to
Investment income
Net appreciation in fair value of mutual funds	$740,549	$1,121,824
Net appreciation in fair value of common stock	100,576	23,534
Dividends and interest	230,823	85,518

Total investment income	1,071,948	1,230,876

Contributions
Employer's	560,613	440,424
Participants'	1,062,090	800,764
Rollovers	454,092	1,155,511

Total contributions	2,076,795	2,396,699

Total additions	3,148,743	3,627,575

Deductions from net assets attributed to
Benefits paid to participants	382,074	480,914

Net increase	2,766,669	3,146,661

Net assets available for benefits
Beginning of year	7,046,682	3,900,021

End of year	$9,813,351	$7,046,682

The accompanying notes are an integral part of these financial statements.

MACATAWA BANK
401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

1.	DESCRIPTION OF THE PLAN AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following description of the Macatawa Bank 401(k) Plan (“Plan”) provides only general information. Participants should refer to the Plan agreement, or Summary Plan Description for a more complete description of the Plan’s provisions. Macatawa Bank is a 100% owned subsidiary of Macatawa Bank Corporation.

Description of the Plan

General

The Plan is a defined contribution plan covering all full-time employees of the Macatawa Bank Corporation (“Plan Sponsor”) who have attained the age of 21, or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions

Each year participants may contribute from pretax annual compensation, as defined in the Plan, up to the maximum amount permissible under Internal Revenue Code Section 402(g). Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. The Plan’s Sponsor contributes an amount equal to 100% of the first 3% and 50% of the second 3% of base compensation that a participant contributes to the Plan. Participants direct the investment of contributions into various investment options offered by the Plan. The Plan currently offers mutual funds as investment options for participants, plus Macatawa Bank Corporation common stock which was added as an investment option to the Plan in 2003.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, the Plan Sponsor match, and an allocation of Plan earnings. Plan earnings are allocated based on the ratio of each participant’s account balance to the total account balance. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

A participant is immediately vested in employee and employer matching contributions, plus actual earnings thereon.

MACATAWA BANK
401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

Participant Loans

Participant loans, although not permitted by the Plan, result from participant rollovers from predecessor plans. Loan balances are secured by the balance in the participant’s account, have interest rates ranging from 5.75% to 10.50%, and expected maturities through March 2007. Principal and interest is paid ratably through payroll deductions.

Payment of Benefits

On termination of service due to death, disability or retirement, a participant may elect to receive a lump-sum amount equal to the value of his or her vested account as defined by the Plan agreement. For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Quoted market prices are used to value investments. Shares of registered investment companies are valued at the net asset value of shares held by the Plan at year-end. Money market fund investments and participant loans are reported at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Administrative Expenses

The Plan Sponsor pays substantially all administrative expenses.

Payment of Benefits

Benefits are recorded when paid.

MACATAWA BANK
401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

Reclassification

Certain amounts as reported in the 2003 financial statements have been reclassified to conform with the 2004 presentation.

2.	INVESTMENTS

Investments representing 5% or more of the Plan’s net assets available for benefits are as follows at December 31:

	2004	2003

Investments at fair value as determined by quoted market price
Mutual Funds
Fidelity Spartan U.S. Equity Index Fund	$1,659,911	$1,473,457
Fidelity Dividend Growth Fund	1,260,238	1,110,486
Dodge and Cox Stock Fund	863,171	366,651
Neuberger Berman Genesis Fund	789,574	455,288
Fidelity Diversified International Fund	784,480	477,856
Columbia Acorn Fund	732,722	414,107
Fidelity Government Income Fund	641,656	354,746
Fidelity Aggressive Growth Fund	556,769	441,274
Common Stock
Macatawa Bank Corporation	689,747	-

3.	PARTY-IN-INTEREST TRANSACTIONS

Parties-in-interest are defined under Department of Labor (DOL) regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others. The Plan’s investment in participant loans as of December 31, 2004 and 2003 represent party-in-interest investments.

Macatawa Bank, through its trust department, serves as trustee, custodian and recordkeeper for the Plan. Therefore, all transactions between the Plan and Macatawa Bank constitute party-in-interest transactions.

The 21,361 and 7,103 shares of Macatawa Bank Corporation common stock held by the Plan as of December 31, 2004 and 2003 represents approximately 0.24% and .08% of the Corporation’s outstanding shares as of December 31, 2004 and 2003, respectively.

Cash dividends of $7,618 and $1,211 were paid to the Plan by Macatawa Bank Corporation during 2004 and 2003, respectively. The Plan held the following party-in-interest investments (at fair value) as of December 31:

	2004	2003

Macatawa Bank Corporation common stock	$689,747	$201,633

MACATAWA BANK
401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

4.	INCOME TAX STATUS

The Macatawa Bank 401(k) Plan is a prototype plan, and uses a standardized Plan document. The Internal Revenue Service has determined and informed the Plan by letter dated January 12, 2004, that the prototype plan is designed in accordance with the applicable sections of the Internal Revenue Code (IRC) for tax exempt status. The Plan Administrator believes the Plan is being operated in accordance with the terms of the Plan document and continues to qualify for tax-exempt status.

5.	PLAN TERMINATION

Although it has not expressed any intent to do so, Macatawa Bank Corporation has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

6.	RISKS AND UNCERTAINTIES

The Plan provides for investment options in various mutual funds and Macatawa Bank Corporation common stock. Investment securities are exposed to various risks, such as, interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits and participants’ individual account balances.

* * * * *

SUPPLEMENTARY INFORMATION

MACATAWA BANK
401(k) PLAN

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2004

PLAN #001

EIN 38-3378283

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(e) Current Value

	Mutual funds
	Fidelity Investments	Spartan U.S. Equity Index Fund 38,729 shares	$1,659,911
	Fidelity Investments	Dividend Growth Fund, 44,234 shares	1,260,238
	Dodge and Cox Funds	Dodge and Cox Stock Fund, 6,629 shares	863,171
	Neuberger Berman	Neuberger Berman Genesis Fund, 26,460 shares	789,574
	Fidelity Investments	Diversified International Fund, 27,391 shares	784,480
	Columbia	Columbia Acorn Fund, 27,702 shares	732,722
	Fidelity Investments	Government Income Fund, 62,662 shares	641,656
	Fidelity Investments	Aggressive Growth Fund, 33,540 shares	556,769
	Vanguard	Vanguard Mid-Cap Index Fund, 27,149 shares	424,608
	T. Rowe Price International	T. Rowe Price PS Balanced Fund, 22,036 shares	400,842
	Value Line Mutual Funds	Value Line Income Growth Fund, 46,130 shares	385,183
	Northern Trust	Money Market Fund, 233,735 shares	233,735
	T. Rowe Price International	T. Rowe Price PS Growth Fund, 9,034 shares	197,940
	Strong	Strong Opportunity Fund, 2,853 shares	132,366
	T. Rowe Price International	T. Rowe Price PS Income Fund, 2,143 shares	31,795

			9,094,990

	Common stock
*	Macatawa Bank Corporation	Common stock, 21,361 shares	689,747

	Cash
	Dreyfus	Cash Management Fund, 11,735 shares	11,735

	Loans
*	Participant loans	Maturing through March 2007
		with interest rates ranging from
		5.75% to 10.50%	6,910

	Total		$9,803,382

(a) An asterisk in this column identifies a person known to be a party-in-interest.

9

SIGNATURES

        The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees of the Macatawa Bank Corporation 401(k) Plan have caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MACATAWA BANK 401(K) PLAN By: /s/ Thomas DeWitt —————————————— Thomas DeWitt

Date: June 17, 2005

EXHIBIT INDEX

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm